UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42712

Happy City Holdings Limited

(Translation of registrant’s name into English)

30 Cecil Street

#19-08 Prudential Tower

Singapore

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Happy City Holdings Limited (the “Company”) is filing its unaudited financial results for the six months ended February 28, 2026. Attached as exhibits to this Report on Form 6-K are:

●	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended February 28, 2026 and 2025 is furnished as Exhibit 99.1 and

●	the Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended February 28, 2026 and 2025 is furnished as Exhibit 99.2 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended February 28, 2026 and 2025.
99.2	Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended February 28, 2026 and 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Happy City Holdings Limited

Date: August 31, 2026	By:	/s/ Suk Yee, Kwan
	Name:	Suk Yee, Kwan
	Title:	Chief Executive Officer and Director

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